FILED PURSUANT TO RULE 424(b)(2)

REGISTRATION NO. 333-120595

PROSPECTUS SUPPLEMENT

September 25, 2007
(To prospectus dated December 9, 2004)

2,400,000 Shares

Common Stock

      Healthcare Realty Trust Incorporated is a self-managed and self-administered real estate investment trust that integrates owning, acquiring, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States.

      HR is offering and selling 2,400,000 shares of its common stock with this prospectus supplement and the accompanying prospectus.

      HR’s common stock is listed on the New York Stock Exchange under the symbol “HR.” On September 20, 2007, the last reported sale price of HR’s common stock on the NYSE was $26.51 per share.

       Investing in the common stock of HR involves certain risks and uncertainties that are described in the “Forward-Looking Statements and Risk Factors” section beginning on page S-9.

      Stifel Nicolaus has agreed to purchase the shares from HR at a price per share of $24.85 (approximately $59.6 million aggregate proceeds to HR before deducting estimated offering expenses payable by HR), subject to the terms and conditions set forth in an underwriting agreement to be entered into between Stifel Nicolaus and HR. Stifel Nicolaus proposes to offer the shares for sale from time to time in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The difference between the price at which Stifel Nicolaus purchases the shares from HR and the price at which Stifel Nicolaus resells such shares may be deemed underwriting compensation.

      The underwriter has an option to purchase, within 30 days from the date of this prospectus supplement, a maximum of 360,000 additional shares to cover over-allotments of shares, if any, at the price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If such option is exercised in full, the total proceeds to HR before deducting estimated offering expenses will be $68.6 million. It is expected that the shares will be available for delivery on or about September 28, 2007.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Stifel Nicolaus

You should rely only on information contained in this prospectus supplement and the accompanying prospectus. If any information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. Neither Healthcare Realty Trust Incorporated nor the underwriter has authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. HR and the underwriter are offering to sell, and seeking offers to buy, shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the shares. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. HR’s business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements and notes to such financial statements appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, including the information under “Forward-Looking Statements and Risk Factors.” Unless the context otherwise requires, as used in this prospectus supplement and the accompanying prospectus, the terms “HR” and “the Company” include Healthcare Realty Trust Incorporated, its subsidiaries and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.

Information About Healthcare Realty Trust Incorporated

      Healthcare Realty Trust Incorporated was incorporated in Maryland in 1993 and is a self-managed and self-administered real estate investment trust, or “REIT,” that integrates owning, acquiring, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. Additionally, the Company provides mortgage financing on healthcare facilities.

      The Company operates so as to qualify as a REIT for federal income tax purposes. As a REIT, the Company is not subject to corporate federal income tax with respect to net income distributed to its shareholders.

      As of June 30, 2007, the Company had invested in 178 real estate properties with a total investment amount of approximately $1.6 billion, excluding assets classified as held for sale. In addition, the Company provided property management services for approximately 7.3 million square feet of property nationwide. The Company intends to maintain a portfolio of properties that are focused predominantly on the outpatient services and medical office segments of the healthcare industry, which are diversified by tenant, geographic location and facility type.

Business Strategy

      The Company’s strategy is to be an owner and operator of quality medical office and outpatient facilities that produce stable and growing rental income. Consistent with this strategy, the Company seeks to provide a broad spectrum of services needed to own, acquire, manage, finance and develop healthcare properties.

      In avoiding a significant affiliation with any single healthcare provider, management believes that its diversification reduces the Company’s potential exposure to a concentration of credit risk with any one healthcare provider. Only one healthcare provider accounted for 10% or more of the Company’s revenues during the six months ended June 30, 2007 (HealthSouth Corporation at 11%).

      The Company announced on February 26, 2007 its plan to dispose of its portfolio of senior living assets, which included 62 real estate properties and 16 mortgage and other notes receivable. As of June 30, 2007, approximately 47% of the Company’s real estate investments consisted of properties leased to unaffiliated lessees pursuant to long-term net master lease agreements or financial support agreements. Approximately 50% were multi-tenanted properties with shorter-term occupancy leases, but without other financial support agreements, with the remaining approximately 3% of investments relating to the Company’s mortgage notes receivable portfolio and its investments in unconsolidated limited liability companies which are invested in real estate properties. The Company’s master leases and financial support agreements are generally designed to ensure the continuity of revenues and coverage of costs and expenses relating to the properties by the tenants and the sponsoring healthcare operators.

      As of June 30, 2007, the Company had recognized a net gain of approximately $37.6 million and deferred a $5.7 million gain relating to the disposition of senior living assets. The proceeds received to date have been used to pay a special dividend of $4.75 per share and to repay outstanding amounts on the Company’s unsecured credit facility. Cash proceeds from the dispositions remaining to be completed will be used to repay outstanding amounts on the unsecured credit facility.

      The Company intends to remain focused on owning outpatient-related facilities, whose tenants, together with their related acute care hospital providers, historically have represented the sector where more than half of the $2 trillion in national healthcare spending is directed each year. Due to the high valuations of healthcare properties and the increased interest by non-traditional healthcare real estate investors in owning these types of properties, the Company has recently found it difficult to make accretive acquisitions. While the Company continues to pursue selective acquisition opportunities, it has increased its efforts to develop outpatient medical facilities. By developing, rather than acquiring, outpatient medical facilities, the Company expects to earn higher returns with greater growth potential. Management also believes that the diversity of tenants in these properties, which include physicians of nearly two-dozen specialties as well as surgery, imaging, and diagnostic centers, lowers the Company’s financial and operational risk. While the time required to construct and lease these developments can be two to three years, over the long-term, the Company’s ownership of these properties, along with the ability to manage and lease them, is expected to lead to improved results.

      The development investments that the Company pursues fall into one of two categories: they are either relationship-based (where the Company is developing a facility in concert with a healthcare system), or they are market-driven (where the underlying fundamentals in a particular market make the development of medical office and outpatient facilities compelling, even if the Company does not have an existing healthcare system relationship). From the Company’s relationship-based development pipeline, HR has placed into service in 2007 four buildings which will have a completed value of approximately $90 million. The Company is also taking advantage of its development expertise to pursue market-driven development opportunities. These opportunities — on sites that are adjacent to acute-care hospitals and in markets with strong population growth — are more compelling because of the lack of use and tenancy restrictions, shorter development timelines, and the prospect for higher investment returns.

      As of August 31, 2007, the Company had eight development projects underway — three projects in Texas, one in Hawaii, and two each in Colorado and Arizona — totaling 889,676 square feet and with budgets totaling approximately $220.0 million. The Company expects completion of one of the Texas projects in 2007, the Colorado (which includes two buildings) and the Arizona (which includes two buildings) projects in 2008, and the Hawaii and remaining two Texas projects in 2009. Management expects its development pipeline, with selective acquisitions and dispositions in the ordinary course, should result in net new investments of approximately $150 million to $200 million annually, excluding the impact of the sale of the senior living assets as discussed above.

Recent Developments

     Property Activity

Asset Acquisitions

      During the third quarter of 2007, the Company acquired a medical office building on a new campus of a hospital system in central Texas for approximately $26.3 million.

      During the second quarter of 2007, the Company acquired for $0.9 million the real estate assets of three partnerships, which owned three adjoining medical office buildings in Virginia.

      During the first quarter of 2007, the Company acquired a 75,000 square foot building in Tennessee for a total investment of $7.3 million, including $5.4 million in cash consideration and the assumption of a mortgage note of $1.9 million.

Asset Dispositions

Senior Living Asset disposition

      During the second quarter of 2007, the Company disposed of 35 properties, in which it had a total gross investment of $197.2 million ($159.3 million, net). The Company received $222.0 million in cash proceeds from the disposal, which included the repayment of 14 mortgage notes receivable and notes receivable totaling $52.6 million.

      During the first quarter of 2007, the Company disposed of 16 properties in which it had a total gross investment of $99.6 million ($73.9 million, net). The Company received $121.6 million in cash proceeds from the disposition, which included the repayment of a mortgage note receivable and a note receivable totaling $11.4 million.

      As of June 30, 2007, the Company had recognized a net gain of approximately $37.6 million and deferred a $5.7 million gain relating to the disposition of the senior living assets.

Other Dispositions

      During the third quarter of 2007, the Company sold a 72,862 square foot medical office building in Texas and received $4.1 million in net proceeds. The Company’s net book value recorded on the building was $8.2 million at the time of the sale. In connection with the closing of the transaction, management concluded that a non-cash impairment charge of approximately $4.1 million would need to be recorded and will be reflected in the Company’s results from discontinued operations for the third quarter of 2007.

      During the second quarter of 2007, the Company sold a property in Tennessee in which it had a total gross investment of $2.2 million ($1.9 million, net) pursuant to a purchase option exercised by an operator. The Company received $2.1 million in cash proceeds and recognized a $0.2 million net gain from the sale.

      During the first quarter of 2007, the Company made the decision to sell six other property investments in which the Company had an $8.0 million gross investment ($5.5 million, net) at August 31, 2007. These six properties have not been sold and remained held for sale as of August 31, 2007.

Other Purchase Options Exercised

      In March 2007, an operator gave notice to the Company of its intent to purchase a building from the Company pursuant to a purchase option. The Company’s gross investment in the building was approximately $46.4 million ($34.0 million, net) at June 30, 2007. The Company is also obligated under a mortgage note payable related to the building with a principal balance of $20.2 million at June 30, 2007. The parties have yet to agree on the terms of the transaction and, accordingly, the Company is uncertain as to when the transaction might close, if at all.

Construction in Progress

      As of August 31, 2007, the Company had eight medical office buildings under development. These projects have estimated construction costs of approximately $220.0 million and estimated completion dates ranging from the fourth quarter of 2007 through the fourth quarter of 2009.

Other Construction

      The Company also had various remaining first-generation tenant improvement obligations totaling approximately $13.4 million as of August 31, 2007 related to properties that were developed by the Company.

     Common Stock Dividend

      During 2007, the Company’s Board of Directors declared common stock cash dividends as shown in the table below:

	Per Share	Date of
Dividend	Amount	Declaration	Date of Record	Date Paid

4th Quarter 2006	$0.660	January 23, 2007	February 15, 2007	March 2, 2007
Special Dividend	$4.750	March 26, 2007	April 16, 2007	May 2, 2007
1st Quarter 2007	$0.660	April 24, 2007	May 15, 2007	June 1, 2007
2nd Quarter 2007	$0.385	July 24, 2007	August 15, 2007	September 4, 2007

      As described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 under the heading “Risk Factors,” the ability of the Company to pay dividends is dependent upon its ability to generate funds from operations, cash flows, and to make accretive new investments. The special dividend of $4.75 per share declared on March 26, 2007 was paid with proceeds from the disposition of the senior living assets.

      Cash dividends paid by the Company during 2007, excluding the special dividend, which was paid with proceeds from the sale of assets, have exceeded its cash flows from operations. The dividends paid in excess of cash flows from operations were funded by the Company’s unsecured credit facility. Commensurate with the smaller asset base from the disposal of the portfolio of the senior living assets, the Company reset its dividend for the second quarter of 2007 to $1.54 per share, per annum.

Summary Consolidated Historical Financial Information and Other Data

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,

	2007	2006	2007	2006	2006	2005	2004

	(dollars in thousands, except per share data)
Statement of Income Data:
Total revenues(1)	$52,248	$54,663	$105,226	$106,465	$214,493	$208,561	$183,460
Interest expense(1)	$12,258	$12,404	$25,773	$25,316	$52,954	$47,984	$43,239
Net income	$13,643	$11,506	$49,987	$24,001	$39,719	$52,668	$55,533
Net income per common share — diluted	$0.29	$0.24	$1.05	$0.50	$0.84	$1.11	$1.24
Weighted average common shares outstanding — diluted	47,577,334	47,459,976	47,587,624	47,464,377	47,498,937	47,406,798	44,627,475
Balance Sheet Data (as of the end of the period):
Real estate properties, net(2)	$1,286,942	$1,548,291	$1,286,942	$1,548,291	$1,554,620	$1,517,247	$1,562,794
Mortgage notes receivable	$16,886	$101,823	$16,886	$101,823	$73,856	$105,795	$40,321
Total assets(2)	$1,445,055	$1,762,233	$1,445,055	$1,762,233	$1,736,603	$1,747,652	$1,750,810
Notes and bonds payable	$784,084	$834,702	$784,084	$834,702	$849,982	$778,446	$719,264
Total stockholders’ equity	$589,501	$875,306	$589,501	$875,306	$825,672	$912,468	$980,616
Other Data:
Funds from operations — diluted(3)	$18,860	$27,548	$39,186	$52,473	$101,106	$107,943	$110,172
Funds from operations per common share — diluted(3)	$0.40	$0.58	$0.82	$1.11	$2.13	$2.28	$2.47
Dividends declared, per common share, during the period	$0.66	$0.66	$6.07	$1.32	$2.64	$2.625	$2.55

(1)	The years ended December 31, 2006, 2005 and 2004 are restated for discontinued operations presentation and are unaudited.

(2)	The year ended December 31, 2006 includes certain reclassifications, to conform to the June 30, 2007 presentation, which are disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2007 and are unaudited.

(3)	The table below sets forth computations of funds from operations (“FFO”) and FFO per share for the periods presented and reconciles FFO to net income. FFO and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT’s operating performance equal to “net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.” FFO and FFO per share are the predominant measures used by the REIT industry and by analysts to evaluate equity REITs. As such, they are among the most important measures used by management. FFO does not, however, represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flow as a measure of liquidity.

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended		(Unaudited)
	June 30,		June 30,		Year Ended December 31,

	2007	2006	2007	2006	2006	2005	2004

Net income	$13,643	$11,506	$49,987	$24,001	$39,719	$52,668	$55,533
Net gains on sales of real estate properties	(7,482)	(10)	(37,871)	(3,275)	(3,275)	(7,483)	—
Real estate depreciation and amortization	12,699	16,052	27,070	31,747	64,662	62,758	54,639

Total adjustments	5,217	16,042	(10,801)	28,472	61,387	55,275	54,639

Funds from operations	$18,860	$27,548	$39,186	$52,473	$101,106	$107,943	$110,172

Funds from operations per common share — diluted	$0.40	$0.58	$0.82	$1.11	$2.13	$2.28	$2.47

The Offering

Common Stock Offered	2,400,000 shares
Common Stock to be Outstanding after the Offering	50,320,800 shares(1)
Use of Proceeds	To fund acquisitions under contract and construction underway of medical office and outpatient facilities and other general corporate purposes.
NYSE Symbol	HR

(1)	Excludes 2,360,940 shares of common stock reserved for issuance under HR’s 2007 Employees Restricted Stock Incentive Plan, 40,827 shares of common stock reserved for issuance under its 1995 Restricted Stock Plan for Non-Employee Directors, 622,785 shares of common stock reserved for issuance under its Dividend Reinvestment Plan and 582,862 shares of common stock reserved for issuance under its 2000 Employee Stock Purchase Plan. This number also does not include 360,000 shares of common stock reserved for issuance in connection with the underwriter’s option to purchase additional shares to cover over-allotments.

Transfer Agent

      Computershare Trust Company, N.A. is the transfer agent and registrar for the common stock.

Principal Executive Offices

      The principal executive offices of Healthcare Realty Trust Incorporated are located at 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. The telephone number of the principal executive offices is (615) 269-8175.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The Securities and Exchange Commission, or SEC, allows HR to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that HR can disclose important information to you by referring you to another document that HR has filed separately with the SEC that contains that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information that HR files with the SEC after the date of this prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

      The following documents are incorporated by reference (other than any portions of any such documents that are not deemed “filed” under the Securities Exchange Act of 1934 in accordance with the Securities Exchange Act of 1934 and applicable SEC rules):

•	HR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	HR’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•	HR’s Proxy Statement relating to its annual meeting of shareholders held on May 15, 2007;

•	HR’s Current Reports on Form 8-K filed on March 9, 2007, May 1, 2007 (but only with respect to information disclosed under Items 1.01 and 2.01 and the unaudited pro forma consolidated financial statements of the Company for the year ended December 31, 2006, filed as Exhibit 99.1), May 21, 2007, August 16, 2007, September 4, 2007 and September 25, 2007; and

•	Any future filings HR makes with the SEC under Sections 13(a), l3(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus supplement are sold.

      You may request a copy of any of these filings at no cost by writing to or telephoning HR at the following address and telephone number:

Healthcare Realty Trust Incorporated

3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Attention: Gabrielle Andres
(615) 269-8175
Communications@healthcarerealty.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      HR has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

      In addition, HR files reports, proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, NE Room 1580 Washington, DC 20549	New York Regional Office 3 World Financial Center Suite 400 New York, NY 10281-1022	Chicago Regional Office 175 W. Jackson Boulevard Suite 900 Chicago, IL 60604

      HR’s filings are also available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      Before making an investment in the common stock of HR, you should carefully consider, among other factors, the risks described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This prospectus supplement and the accompanying prospectus do not describe all of the risks of an investment in the common stock of HR. You should consult your own financial and legal advisors as to the risks entailed by an investment in these shares and the suitability of investing in such shares in light of your particular circumstances.

      This prospectus supplement, the accompanying prospectus and other materials HR has filed or may file with the SEC, as well as information included in oral statements or other written statements made, or to be made, by senior management of HR, contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “should” and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect HR’s current plans and expectations and future financial condition and results.

      Such risks and uncertainties include, among other things, the following:

•	Changes in HR’s dividend policy;

•	HR’s ability to invest in suitable properties;

•	Considerable competition in the Company’s market for attractive investments;

•	Adverse trends in the healthcare service industry that could negatively affect the Company’s lease revenues and the values of its investments; and

•	Changes in the financial condition or corporate strategy of HR’s tenants and sponsors.

      Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by HR with the SEC, including Forms 8-K, 10-Q and 10-K (including those identified in HR’s Annual Report on Form 10-K for the year ended December 31, 2006).

      HR undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus supplement and the accompanying prospectus or HR’s filings and reports.

USE OF PROCEEDS

      The net proceeds from the sale of the shares of common stock in this offering will be used to fund acquisitions under contract and construction underway of medical office and outpatient facilities and for other general purposes; and will temporarily repay a portion of amounts outstanding under the Company’s unsecured credit facility. The net proceeds, after deducting estimated expenses of $190,000 payable by HR, are expected to be approximately $59.5 million ($68.4 million if the underwriter’s over-allotment option is exercised in full). As of September 20, 2007, HR had outstanding indebtedness of about $187.0 million under its unsecured credit facility due 2009. Rates for borrowings under the unsecured credit facility are LIBOR-based. The weighted average rate on borrowings outstanding at September 20, 2007 was approximately 6.52%. HR will retain broad discretion over the use of the net proceeds from this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      HR’s common stock is listed on the NYSE under the symbol “HR.” The following table sets forth the range of high and low sale prices on the NYSE from the first quarter of 2005 through September 20, 2007, as well as the dividends declared per share by HR with respect to each period indicated:

			Dividends
	High	Low	Declared

2005
First Quarter	$41.03	$35.25	$0.650
Second Quarter	39.91	35.83	0.655
Third Quarter	41.36	37.36	0.660
Fourth Quarter	40.19	31.01	0.660
2006
First Quarter	38.80	32.96	0.660
Second Quarter	38.90	31.25	0.660
Third Quarter	38.79	31.90	0.660
Fourth Quarter	42.83	37.30	0.660
2007
First Quarter	44.19	34.96	0.660
Special Dividend(1)	—	—	4.750
Second Quarter	39.26	27.30	0.385
Third Quarter (through September 20, 2007)	29.07	18.00	—

(1) The special dividend of $4.75 per share declared on March 26, 2007 was paid on May 2, 2007 with proceeds from the disposition of the senior living assets.

      On September 20, 2007, the closing price for HR’s common stock on the NYSE was $26.51 per share. As of June 30, 2007, there were approximately 1,608 holders of record of the Company’s common stock.

      As described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 under the heading “Risk Factors,” the ability of the Company to pay dividends is dependent upon its ability to generate funds from operations, cash flows, and to make accretive new investments.

      Cash dividends paid by the Company during 2007, excluding the special dividend, which was paid with proceeds from the sale of assets, have exceeded its cash flows from operations. The dividends paid in excess of cash flows from operations were funded by the Company’s unsecured credit facility. Commensurate with the smaller asset base from the disposal of the portfolio of the senior living assets, the Company reset its dividend for the second quarter of 2007 to $1.54 per share, per annum.

      The Company is in the process of disposing of its portfolio of senior living assets, which has and will continue to impact the Company’s cash flows from operations for 2007. The Company has used the proceeds received from the disposal to fund repayments on its unsecured credit facility and the payment of a one-time special dividend. The proceeds from the remaining disposals will be used to fund repayments on the unsecured credit facility. Beginning with the second quarter of 2007, the Company reset its dividend to an amount commensurate with the smaller asset base resulting from the disposition.

      The Company plans to continue to meet its liquidity needs, including funding additional investments in 2007, paying dividends, and funding debt service, with cash flows from operations, proceeds from the unsecured credit facility, proceeds of mortgage notes receivable repayments, and proceeds from sales of real estate investments or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

      HR has implemented a Dividend Reinvestment Plan (the “Plan”), which permits stockholders of record to acquire additional shares of common stock by automatically reinvesting cash distributions at a modest discount and making optional cash purchases without payment of any broker commissions or service charges. Stockholders who do not participate in the Plan continue to receive cash distributions, as paid.

UNDERWRITING

      Subject to the terms and conditions of the Underwriting Agreement, HR has agreed to sell to Stifel, Nicolaus & Company, Incorporated, and Stifel, Nicolaus & Company, Incorporated has agreed to purchase from HR, 2,400,000 shares of common stock. The Underwriting Agreement provides that the obligation of the underwriter to pay for and accept delivery of the common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter is obligated to take and pay for all shares of common stock offered hereby (other than those covered by the underwriter’s over-allotment option described below) if any such shares are taken.

      The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions or otherwise, at market prices, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

      If the underwriter sells more shares than 2,400,000, shares, the underwriter has an option to buy up to an additional 360,000 shares from HR at the price set forth on the cover page of this prospectus supplement to cover such overallotments, if any. They may exercise that option for 30 days from the date of this prospectus supplement.

      The shares will be listed on the NYSE. HR expects to incur expenses of approximately $190,000 in connection with this offering, including printing costs, legal fees, accounting fees, NYSE listing fees and miscellaneous expenses. After the initial offering of the common stock, the underwriter may, from time to time, vary the offering price and other selling terms.

      HR has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect thereof.

      HR has agreed to cause certain of its directors and executive officers to agree that such persons will not, without the prior written consent of the underwriter, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or warrants to purchase common stock, for a period of 90 days after the date of the Underwriting Agreement, other than any shares of common stock sold upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof or pursuant to any employee stock purchase or other benefit plan in existence on the date hereof or pursuant to HR’s Dividend Reinvestment Plan.

      In connection with this offering, the underwriter may purchase and sell shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriter in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of some bids or purchases of shares made for the purpose of preventing or slowing a decline in the market price of the shares while the offering is in progress.

      In addition, the underwriter may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

      Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the shares or preventing or slowing a decline in the market price of the shares. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market.

      Neither HR nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither HR nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      In the ordinary course of its business, the underwriter and its affiliates have engaged and may in the future engage in investment and commercial banking transactions with HR and certain of its affiliates.

EXPERTS

      The financial statements and schedules and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the shares offered by this prospectus supplement and certain matters of United States federal income tax law will be passed upon for HR by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee.

      Bryan Cave LLP, St. Louis, Missouri, is acting as counsel for the underwriter in connection with this offering.

PROSPECTUS
December 9, 2004
$500,000,000

Common Stock, Common Stock Warrants,

Preferred Stock and Debt Securities

         Healthcare Realty Trust Incorporated (“HR”) may from time to time offer, in one or more series, the following:

•	Shares of common stock;

•	Warrants to purchase shares of common stock;

•	Shares of preferred stock; and

•	Debt securities which may be either senior debt securities or subordinated debt securities.

      HR will offer such securities at an aggregate initial public offering price of up to $500,000,000 on terms determined at the time HR offers such securities. HR may offer its common stock and warrants, preferred stock and debt securities separately or together, in separate classes or series, in amounts, at prices and on terms set forth in an applicable prospectus supplement to this prospectus and will include, where applicable, the following:

•	In the case of shares of common stock, any public offering price;

•	In the case of warrants, their duration, offering price, and exercise price and detachability;

•	In the case of shares of preferred stock, the designation of any series, any dividend, liquidation, redemption, sinking fund, conversion, voting and other rights, preferences and limitations, and the public offering price; and

•	In the case of debt securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time payment of interest, terms for sinking fund payments, terms for conversion into shares of common stock or other securities offered by HR, and any public offering price.

      In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve the status of HR as a REIT for federal income tax purposes.

      The applicable prospectus supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

      The securities may be offered directly, through agents designated from time to time by HR, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See “Plan of Distribution.” No securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such series of securities.

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

      This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      HR has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission covering the securities. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

      In addition, HR files reports, proxy statements and other information with the SEC. You may also read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 2054	New York Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Chicago Regional Office Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information in the public reference rooms and their copy charges. HR’s filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov.

      You can also inspect HR’s reports, proxy statements and other information about HR at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This prospectus summarizes material provisions of contracts and other documents that HR refers you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should rely only on the information contained and incorporated by reference in this prospectus. HR has not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. HR is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement, as well as information HR previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. HR’s business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows HR to “incorporate by reference” the information it files with the SEC, which means:

•	Incorporated documents are considered part of the prospectus;

•	HR can disclose important information to you by referring you to those documents; and

•	Information that HR files later with the SEC will automatically update and supercede this information.

      This prospectus incorporates by reference the following documents with respect to HR:

(1) Its Annual Report on Form 10-K for the year ended December 31, 2003;

(2) Its Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

(3) Its Current Reports on Form 8-K and Form 8-K/A, filed with or furnished to the SEC on January 16, 2004, January 30, 2004, March 22, 2004, March 29, 2004, March 30, 2004, April 30, 2004, July 20, 2004, July 21, 2004, July 27, 2004, July 29, 2004, August 5, 2004, October 29, 2004 and November 12, 2004; and

(4) The description of HR common stock contained in its Registration Statement on Form 8-A, dated April 12, 1993.

      However, any documents or portions thereof or any exhibits thereto that HR furnishes to, but does not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this prospectus or any prospectus supplement.

      All documents that HR files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus.

      You can obtain copies of the documents incorporated by reference in this prospectus without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus, by requesting them in writing or by telephone at the following:

Healthcare Realty Trust Incorporated

3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Attention: Investor Relations
Telephone: (615) 269-8175
e-mail: hrinfo@healthcarerealty.com

THE COMPANY

      HR is a self-managed and self-administered real estate investment trust (“REIT”) that integrates owning, acquiring, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services. HR’s objective is to be a valued full service provider of integrated real estate solutions to quality healthcare providers. HR focuses predominantly on the outpatient services and medical office segments of the healthcare industry. HR offers a broad range of services needed to own, acquire, manage and construct healthcare properties, including leasing, construction (primarily build-to-suit), management, market research, budgeting, accounting, collection, tenant coordination and financial services. Management believes that HR is one of the largest fully-integrated real estate companies focused on properties related to the delivery of healthcare services.

      HR was formed as an independent, unaffiliated healthcare REIT. HR seeks to develop long-term relationships with well-established, growing healthcare companies that present opportunities for future business. Management believes that HR has a strategic advantage in providing its services to a more diverse group of healthcare providers because HR is not affiliated with any of its clients and does not expect to become affiliated with potential clients. Management also believes that its strategic focus on the outpatient service and medical office segments of the healthcare industry allows the Company to take advantage of the continued shift in healthcare services toward outpatient settings.

      HR’s principal executive offices are located at 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, and its telephone number is (615) 269-8175. Unless the context indicates otherwise, references herein to HR include its subsidiaries.

USE OF PROCEEDS

      Unless otherwise specified in the prospectus supplement accompanying this prospectus, HR intends to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of indebtedness, the acquisition of additional properties or mortgages and the funding of build-to-suit construction projects.

      Pending such uses, HR will invest the net proceeds of any offering of securities in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with its qualification as a REIT, its charter and bylaws, and its agreements with its lenders.

RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below is the ratio of earnings to fixed charges for the periods indicated:

	Years Ended December 31,					Nine Months
						Ended
	1999	2000	2001	2002	2003	September 30, 2004

Ratio of earnings to fixed charges(1)	2.97x	2.60x	2.75x	2.68x	2.94x	2.39x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, net income has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, which includes amortization of debt issue cost, and capitalized interest.

DESCRIPTION OF COMMON STOCK

      HR is authorized to issue an aggregate of 200,000,000 shares of capital stock, which may include 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. The following description of the common stock sets forth the general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of debt securities or preferred stock or upon the exercise of common stock warrants. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of HR’s charter and bylaws.

      Holders of common stock are entitled to receive such dividends as the board of directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of common stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in any of HR’s assets remaining after the satisfaction of all obligations and liabilities and after required distributions to holders of preferred stock, if any. The common stock is subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer” below. Each share is entitled to one vote on all matters voted upon by the stockholders. Holders of shares of common stock have no cumulative voting rights.

Transfer Agent and Exchange Listing

      EquiServe Trust Company, N.A. is the transfer agent and registrar for the common stock. The common stock is listed on the New York Stock Exchange under the symbol HR.

Restrictions on Transfer

      For HR to qualify as a REIT under the Internal Revenue Code of 1986, as amended:

(1) Not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year; and

(2) Its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

      In order to ensure that requirement (1) above is satisfied, the board of directors has the power to refuse to transfer shares of its capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding capital stock.

      In connection with the foregoing, if the board of directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of this ownership limit has or may become concentrated in the hands of one beneficial owner, the board of directors has the power to refuse to transfer or issue these excess shares to a person whose acquisition of such excess shares would cause a beneficial holder to exceed the ownership limit. Further, any transfer of excess shares that would cause a beneficial owner to hold shares of capital stock in excess of the ownership limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.

      If at any time there is a transfer in violation of these restrictions, the excess shares shall be deemed to have been transferred to HR, as trustee for the benefit of such persons to whom the excess shares are later transferred. Subject to HR’s right to purchase the excess shares, the interest in the trust representing the excess shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee of the excess shares. Excess shares do not have voting rights, and will not be considered for the purpose of any shareholder vote or determining a quorum, but will continue to be reflected as issued and outstanding stock. HR will not pay dividends with respect to excess shares. HR may purchase excess shares for the lesser of the amount paid for the excess shares by the intended transferee or the market price. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in:

•	The closing sales price for the stock, if then listed on a national securities exchange;

•	The average closing sales price of such stock, if then listed on more than one national securities exchange; or

•	If the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by HR.

If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by the board of directors in accordance with applicable law.

      All certificates representing shares of common stock bear a legend referring to the restrictions described above.

      These restrictions may have the effect of preventing an acquisition of control of HR by a third party.

Business Combinations

      Under Maryland law, some “business combinations” (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock (an “interested shareholder”) must be: (1) recommended by the corporation’s board of directors; and (2) approved by the affirmative vote of at least (a) 80% of the corporation’s outstanding shares entitled to vote and (b) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. In addition, an interested shareholder or any affiliate thereof may not engage in a business combination with the corporation for a period of five years following the date he or she becomes an interested shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to such person becoming an interested shareholder.

Control Share Acquisitions

      Maryland law also provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” may not be voted except to the extent approved by a vote of two-thirds of all the votes entitled to be cast on the matter by shareholders excluding voting shares owned by the acquirer, and officers and directors who are also employees of the corporation. “Control shares” are voting shares which, if aggregated with all other shares owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, would entitle the acquirer to vote: (1) 10% or more but less than one-third: (2) one-third or more but less than a majority: or (3) a majority or more of the outstanding voting shares. Control shares do not include shares the acquiring person is entitled to vote because shareholder approval has previously been obtained. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation’s board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

      Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If the shareholders approve voting rights for control shares and the acquirer is entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter’s rights do not apply in the context of a control share acquisition.

      The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation prior to a control share acquisition.

      The limitation on ownership of common stock set forth in HR’s charter, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire HR and of increasing the difficulty of consummating any such offer.

Dividend Reinvestment Plan and Employee Stock Purchase Plan

      HR has adopted and implemented a dividend reinvestment plan to provide registered owners of HR’s common stock with a method of investing dividends and other distributions paid in cash in additional shares of the common stock. HR has also adopted an employee stock purchase plan to allow employees to purchase common stock on terms and conditions set forth in such plan. Since such additional common stock will be purchased from HR, HR will receive additional funds which will be used for its general corporate purposes.

DESCRIPTION OF COMMON STOCK WARRANTS

      HR may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any other securities pursuant to any prospectus supplement and may be attached to or separate from such securities. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between HR and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable prospectus supplement. The warrant agent, if engaged, will act solely as HR’s agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the prospectus supplement.

      The applicable prospectus supplement will describe the terms of any common stock warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	The title of such common stock warrants;

•	The aggregate number of such common stock warrants;

•	The price or prices at which such common stock warrants will be issued;

•	The designation, number and terms of the shares of common stock purchasable upon exercise of such common stock warrants;

•	The designation and terms of the other securities with which such common stock warrants are issued and the number of such common stock warrants issued with each such offered security;

•	The date, if any, on and after which such common stock warrants and the related common stock will be separately transferable;

•	The price at which each share of common stock purchasable upon exercise of such common stock warrants may be purchased;

•	The date on which the right to exercise such common stock warrants shall commence and the date on which such right shall expire;

•	The minimum or maximum amount of such common stock warrants which may be exercised at any one time;

•	Information with respect to book-entry procedures, if any;

•	A discussion of certain federal income tax considerations; and

•	Any other terms of such common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of such common stock warrants.

      You should review the section captioned “Description of Common Stock” for a general description of the common stock which would be acquired upon the exercise of the common stock warrants and a description of certain restrictions on transfer of the common stock.

DESCRIPTION OF PREFERRED STOCK

General

      HR is authorized to issue 50,000,000 shares of preferred stock. The following description of the preferred stock sets forth certain anticipated general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of preferred stock (which terms may be different than those stated below) will be described in the prospectus supplement to which such series relates. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the prospectus supplement, HR’s charter, (including the amendment describing the designations, rights, and preferences of each series of preferred stock) and bylaws.

      Subject to limitations prescribed by Maryland law and the charter, the board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or the duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

      The prospectus supplement relating to preferred stock will contain the specific terms, including:

•	The title and stated value of such preferred stock;

•	The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

•	The dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

•	The date from which dividends on such preferred stock shall accumulate, if applicable;

•	The provision for a sinking fund, if any, for such preferred stock;

•	The provisions for redemption, if applicable, of such preferred stock;

•	Any listing of such preferred stock on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

•	A discussion of certain federal income tax considerations applicable to such preferred stock;

•	The relative ranking and preferences of such preferred stock as to dividend rights and rights upon HR’s liquidation, dissolution or winding up of its affairs;

•	Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs;

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of HR as a REIT; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Rank

      Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon HR’s liquidation, dissolution or winding up, rank:

•	Senior to all classes or series of common stock, and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up;

•	On a parity with all equity securities the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up; and

•	Junior to all equity securities the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up.

Dividends

      Holders of preferred stock of each series shall be entitled to receive, when, as and if declared by the board of directors, out of HR’s assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on HR’s stock transfer books on such record dates as shall be fixed by the board of directors.

      Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and HR will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

      Unless otherwise specified in the applicable prospectus supplement, if any preferred stock of any series is outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend preferred stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series.

      When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon shares of preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

      Until required dividends are paid, no dividends (other than in common stock or other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation. In addition, no common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by HR (except by conversion into or exchange for other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation).

      Any dividend payment made of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of preferred stock of such series which remains payable.

Redemption

      If so provided in the applicable prospectus supplement, any series of preferred stock will be subject to mandatory redemption or redemption at HR’s option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

      The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that HR shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. HR may pay the redemption price in cash or other property, as specified in the prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of HR, the terms of such preferred stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

      So long as any dividends on any series of preferred stock ranking on a parity as to dividends and distributions of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and HR will not purchase or otherwise acquire any such shares. However, this will not prevent the purchase or acquisition of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative preferred stock of such series and any other stock of HR ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, HR shall not purchase or otherwise acquire directly or indirectly any preferred stock of such series (except by conversion into or exchange for stock ranking junior to the preferred stock of such series as to dividends and upon liquidation). However, this will not prevent the purchase or acquisition of such preferred stock to preserve HR’s REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

      If HR is to redeem fewer than all of the outstanding preferred stock of any series, HR will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by HR that will not result in the issuance of any excess shares.

      HR will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed. If notice of redemption of any preferred stock has been given and HR has set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred stock, such preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of HR’s affairs, then, before any distribution or payment shall be made to the holders of common stock, or any other class or series of capital stock of HR ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of HR’s assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of HR’s remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of HR are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of preferred stock, HR’s remaining assets shall be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

Voting Rights

      Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

      Any series of preferred stock may provide that, so long as any shares of such series remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in HR’s capitalization, amendments to its charter and mergers and dispositions.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

      The provisions of a series of preferred stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable prospectus supplement.

Conversion Rights

      The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into common stock will be set forth in the prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or HR, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.

Restrictions On Ownership

      As discussed above under “Description of Common Stock — Restrictions on Transfer,” for HR to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, ownership and transfer of each series of preferred stock will be restricted in the same manner as the common stock.

      All certificates representing preferred stock will bear a legend referring to the restrictions described above.

DESCRIPTION OF DEBT SECURITIES

      HR may issue debt securities under one or more trust indentures to be executed by HR and a specified trustee. The terms of the debt securities will include those stated in the indenture and those made a part of the indenture (before any supplements) by reference to the Trust Indenture Act of 1939. The indentures will be qualified under the Trust Indenture Act.

      The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, investors should review both the prospectus supplement relating thereto and the following description. Forms of the senior indenture (as discussed herein) and the subordinated indenture (as discussed herein) have been filed as exhibits to the Registration Statement of which this prospectus is a part.

General

      The debt securities will be direct obligations of HR and may be either senior debt securities or subordinated debt securities. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of HR’s senior debt (as defined in the applicable indenture). Senior securities and subordinated securities will be issued pursuant to separate indentures (respectively, a senior indenture and a subordinated indenture), in each case between HR and a trustee.

      Except as set forth in the applicable indenture and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of directors or as established in the applicable indenture. All debt securities of one series need not be issued at the time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

      The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

•	The title of such debt securities and whether such debt securities are senior securities or subordinated securities;

•	The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

•	The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such debt securities which is convertible into common stock or preferred stock, or the method by which any such portion shall be determined;

•	If convertible, any applicable limitations on the ownership or transferability of the common stock or preferred stock into which such debt securities are convertible;

•	The date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

•	The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which such debt securities will bear interest, if any;

•	The date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon HR in respect of such debt securities and the applicable indenture may be served;

•	The period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, as a whole or in part, at HR’s option, if HR is to have such an option;

•	The obligation, if any, of HR to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

•	If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

•	Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currencies) and the manner in which such amounts shall be determined;

•	Any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default or covenants set forth in the indenture;

•	Any provisions for collateral security for repayment of such debt securities;

•	Whether such debt securities will be issued in certificated and/or book-entry form;

•	Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

•	The applicability, if any, of defeasance and covenant defeasance provisions of the applicable indenture;

•	The terms, if any, upon which such debt securities may be convertible into HR’s common stock or preferred stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

•	Whether and under what circumstances HR will pay additional amounts as contemplated in the indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether HR will have the option to redeem such debt securities in lieu of making such payment; and

•	Any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

      The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.

      The applicable indenture may contain provisions that would limit HR’s ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving HR or in the event of a change of control.

      Restrictions on ownership and transfer of HR’s common stock and preferred stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See “Description of Preferred Stock — Restrictions on Ownership.” Investors should review the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Merger, Consolidation or Sale

      The applicable indenture will provide that HR may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that:

•	Either HR shall be the continuing corporation, or the successor corporation (if other than HR) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

•	Immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HR or any subsidiary as a result thereof as having been incurred by HR or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	An officer’s certificate and legal opinion covering such conditions shall be delivered to the trustee.

Covenants

      The applicable indenture will contain covenants requiring HR to take certain actions and prohibiting HR from taking certain actions. The covenants with respect to any series of debt securities will be described in the prospectus supplement relating thereto.

Events of Default, Notice and Waiver

      Each indenture will describe specific “events of default” with respect to any series of debt securities issued thereunder. Such “events of default” are likely to include (with grace and cure periods):

•	Default in the payment of any installment of interest on any debt security of such series;

•	Default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

•	Default in making any required sinking fund payment for any debt security of such series;

•	Default in the performance or breach of any other covenant or warranty of HR contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable indenture;

•	Default in the payment of specified amounts of indebtedness of HR or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; and

•	Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HR or any significant subsidiary or either of its property.

      If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to HR (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences if:

•	HR shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	All events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

      Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	In the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

•	In respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

      Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders.

      Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the case of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof.

      Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have offered to the trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

      Within 120 days after the close of each fiscal year, HR will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

      It is anticipated that modifications and amendments of an indenture may be made by HR and the trustee, with the consent of the holders of not less than a majority in principal amount of each series of the outstanding debt securities issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of such debt securities affected thereby:

•	Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt security;

•	Reduce the principal amount of (or premium, if any) or the interest, if any, on any such debt security or the principal amount due upon acceleration of an original issue discount security;

•	Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt security;

•	Impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

•	Reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

•	Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

      A record date may be set for any act of the holders with respect to consenting to any amendment.

      The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive compliance by HR with certain covenants in such indenture.

      Each indenture will contain provisions for convening meetings of the holders of debt securities of a series to take permitted action.

Redemption of Securities

      The applicable indenture will provide that the debt securities may be redeemed at any time at the option of HR, in whole or in part, for certain reasons intended to protect HR’s status as a REIT. Debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

      From and after notice has been given as provided in the applicable indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Conversion of Securities

      The terms and conditions, if any, upon which any debt securities are convertible into common stock or preferred stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include:

•	Whether such debt securities are convertible into common stock or preferred stock;

•	The conversion price (or manner of calculation thereof);

•	The conversion period;

•	Provisions as to whether conversion will be at the option of the holders or HR;

•	The events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities; and

•	Any restrictions on conversion, including restrictions directed at maintaining HR’s REIT status.

Subordination

      Upon any distribution to HR’s creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior securities. No payment of principal or interest will be permitted to be made on subordinated securities at any time if a default in senior securities exists that permits the holders of such senior securities to accelerate their maturity and the default is the subject of judicial proceedings or HR receives notice of the default. After all senior securities are paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the right of holders of senior securities to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of HR may recover more, ratably, than holders of subordinated securities. If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of senior securities outstanding as of the end of HR’s most recent fiscal quarter.

FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

      The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations relating to HR is qualified in its entirety by reference to the more detailed description thereof contained in the opinion of Stites & Harbison, PLLC, Nashville, Tennessee, regarding such matters, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      HR is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, HR’s net income which is distributed as dividends to shareholders will be exempt from federal taxation. Distributions to HR’s shareholders generally will be includable in their income. However, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder’s basis, and will reduce the basis of shareholders’ securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those securities.

      HR intends to conduct its affairs so that its assets will not be deemed to be “plan assets” of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its securities. HR believes that, under present law, its distributions do not create so called “unrelated business taxable income” to tax exempt entities such as pension trusts, subject, however, to special rules which apply to pension trusts holding more than 10% of the securities.

Recent Tax Legislation Affecting REITs

      On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because HR is not generally subject to federal income tax on the portion of its REIT taxable income or capital gains distributed to its shareholders, its dividends are generally not eligible for the new 15% tax rate on dividends. As a result, HR’s ordinary REIT dividends will continue to be taxed at the higher tax rates (currently, 35%) applicable to ordinary income.

      EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT HIS OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES.

PLAN OF DISTRIBUTION

      HR may sell securities through underwriters for public offer and sale by them, and also may sell securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. HR also may, from time to time, authorize underwriters acting as its agents to offer and sell securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from HR in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriters or agents in connection with an offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Underwriters, dealers and agents may be entitled, under agreements to be entered into with HR, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act or to contributions with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for HR in the ordinary course of business.

      If so indicated in the applicable prospectus supplement, HR will authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from HR at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to delayed delivery contracts shall not be less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to approval. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, HR shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by delayed delivery contracts.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited HR’s consolidated financial statements and schedules included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. HR’s financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      The Combined Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 2003 for Ascension Detroit Properties and for Baylor Health Care System Properties have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the securities will be passed upon by Waller Lansden Dortch & Davis, PLLC, Nashville, Tennessee. The description of the federal income tax considerations will be passed upon by Stites & Harbison, PLLC, Nashville, Tennessee.

2,400,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

September 25, 2007

Stifel Nicolaus